September 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Deanna Virginio

Re:	Acceleration Request of Sharecare, Inc.

Registration Statement on Form S-1 (File No. 333-259333)

Dear Ms. Virginio:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sharecare, Inc. (the “Company”) hereby requests that the effective date for the Company’s Registration Statement on Form S-1 (File No. 333-259333) (the “Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m. (EDT) on Tuesday, September 14, 2021, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, King & Spalding LLP, by calling Michael Hamilton at (713) 276-7404.

*    *     *    *

Very truly yours,

SHARECARE, INC.

By:	/s/ Justin Ferrero
Justin Ferrero
President and Chief Financial Officer

cc:	Keith M. Townsend

Michael S. Hamilton

(King & Spalding LLP)